SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)
Encysive Pharmaceuticals Inc.
(Name of Subject Company)
Encysive Pharmaceuticals Inc.
(Name of Person Filing Statement)
Common Stock, $0.005 par value per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)
29256X107
(CUSIP Number of Class of Securities)
Paul S. Manierre
Vice President, General Counsel and Secretary
4848 Loop Central Drive, Suite 700
Houston, TX 77081
(713) 796-8822
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copies to:

John A. Hurvitz, Esq. Covington & Burling LLP 1201 Pennsylvania Avenue NW Washington, D.C. 20004 (202) 662-6000	Stephen A. Infante, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 841-1000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on March 4, 2008, by Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive”), as amended and supplemented by Amendment No. 1 filed on March 21, 2008 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the offer by Explorer Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer”), to purchase, at a price of $2.35 per share in cash, net to the seller in cash, without interest and less any required withholding taxes, all of the issued and outstanding shares of common stock of Encysive, on the terms and subject to the conditions specified in the offer to purchase dated March 4, 2008, and related letter of transmittal, each filed as an exhibit to the Schedule TO filed by Pfizer with the Securities and Exchange Commission on March 4, 2008.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph under “Opinion of Morgan Stanley”:
“Expiration and Subsequent Offering Period
Pfizer announced on April 1, 2008 that the initial offering period expired and that Purchaser has accepted for purchase all of the Shares validly tendered and not withdrawn pursuant to the Offer prior to the expiration of the initial offering period. Pfizer also announced that Purchaser has commenced a subsequent offering period for all of the remaining untendered Shares that will expire at 5:00 p.m., New York City time, on April 7, 2008, unless extended. Promptly upon acceptance for payment of, and payment by Purchaser for, the tendered Shares in the Offer, the Merger Agreement grants Purchaser the right to designate a number of individuals to the Encysive Board of Directors and, following their election, such designees will constitute a majority of the Encysive Board of Directors.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Encysive Pharmaceuticals Inc.
By:	/s/ Paul S. Manierre
	Name:	Paul S. Manierre
	Title:	Vice President, General Counsel and Secretary

Dated: April 1, 2008